SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        For the month of: September 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                   ------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                     ---------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  --------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X         Form 40-F
                                   ---                   ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                No  X
                                   ---               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1.   Notice of Special Meeting of Shareholders of World Heart Corporation.

                                CIBC Mellon Trust Company            CIBC Mellon


September 29, 2003


Nova Scotia Securities Commission                        Securities Commission of Newfoundland and Labrador

Alberta Securities Commission                            Saskatchewan Financial Services Commission, Securities
                                                         Division

The Manitoba Securities Commission                       Office of the Administrator of the Securities Act,
                                                         New Brunswick

The Toronto Stock Exchange                               Ontario Securities Commission

British Columbia Securities Commission                   Registrar of Securities, Prince Edward Island

Commission des valeurs Mobilieres du Quebec

Dear Sirs:


RE:  WORLD HEART CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:                                  November 25, 2003

RECORD DATE FOR NOTICE:                           October 21, 2003

RECORD DATE FOR VOTING:                           October 21, 2003

BENEFICIAL OWNERSHIP DETERMINATION DATE:          October 21, 2003

SECURITIES ENTITLED TO NOTICE:                    N/A

SECURITIES ENTITLED TO VOTE:                      Common

ROUTINE BUSINESS ONLY:                            NO

Yours very truly,
CIBC MELLON TRUST COMPANY


Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc:  CDS & Co. (Via Fax)
cc:  jeff.wright@worldheart.com

pk\NM_WorldHeart

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: September 30, 2003           By:  /s/ Mark Goudie
                                           -------------------------------------
                                           Name:   Mark Goudie
                                           Title:  Chief Financial Officer